UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Georgia Gulf Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

373200203

(CUSIP Number)

Philip Brown

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, NY  10166

(212) 801-9200

December 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373200203

1.	Names of Reporting Persons. SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 373200203

1.	Names of Reporting Persons. Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 373200203

1.	Names of Reporting Persons. Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 373200203

1.	Names of Reporting Persons. Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 3,756,241 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 3,756,241 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,756,241 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 hereby amends the Statement on Schedule 13D initially filed on April 30, 2007 and amended on November 28, 2007 (as amended, the “Schedule 13D”) by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Georgia Gulf Corporation, a Delaware corporation (the “Issuer”) as follows:

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following:
(a)-(b)

On December 4,  2007, the Reporting Persons purchased shares of Common Stock increasing  the total number of shares beneficially owned by the Reporting Persons to 3,756,241 or approximately 10.9% of the Issuer’s outstanding Common Stock.

(c)

Except for the transactions described herein or in the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days. On November 29, the Reporting Persons purchased 43,200 shares of Common Stock at an average purchase price per share of $7.04. On November 30, 2007, the Reporting Persons purchased 48,300 shares of Common Stock at an average purchase price per share of $7.39. On December 3, 2007, the Reporting Persons purchased 200,000 shares of Common Stock at an average purchase price per share of $7.18. On December 4, 2007, the Reporting Persons purchased 75,000 shares of Common Stock at an average purchase price of $7.07. The transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

Item 7.	Material to Be Filed as Exhibits
Exhibit A

Joint Filing Agreement, dated April 30, 2007, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on April 30, 2007).

Exhibit B

Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit B to the Schedule 13D/A filed by the Reporting Persons with respect to the Issuer on November 28, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 2 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: December 6, 2007	*By:	/s/ Brian J. Gavsie	Attorney in Fact
Brian J. Gavsie